UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File No. 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of registrant's name into English)

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

NEWS RELEASE

Vancouver, British Columbia - Wednesday December 22, 2004 1am PST
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

IHI PROGRESS REPORT AND 2005 CORPORATE GOALS

CORPORATE GOALS FOR 2005

The Company's goals for 2005 include

  Establishing the first European IHI JV factory.

  Penetrating the lucrative Middle-East market.

  Building additional show homes in North America and Europe.

  Starting the first of three IHI hi-rise towers in greater Vancouver.

  Continuing to supply the lucrative oil industry in NW Canada with innovative and superior IHI products.

  Penetrating the floating dock/marina market with successful prototypes.

  Continuing to automate the welding/cutting system in the Delta facility.

  Retaining an international media group to present the IHI story worldwide.

SALES AND MARKETING

A key focus of the Company in 2005 will be our Greater Vancouver Hi-Rise Project. We have completed the design of the presentation center, including a model two bedroom suite. After obtaining the necessary permits, we expect to display our sales model/office on the site early next year. For more information and the latest design updates, please visit our new website address www.optimaliving.ca in early 2005.

RESEARCH AND DEVELOPMENT

The Company is pleased to announce that it has received approximately $500,000 of tax credits for 2001 under the Federal Scientific Research & Experimental Development (SR&ED) and Investment Tax Credit (ITCs) programs. It has also applied for the calendar years 2002 and 2003 and expects to receive further tax credits in 2005.

OTHER COMPANY NEWS

  The Company is pleased to announce the settlement of the Genese case, including all related proceedings.

  The Company website www.ihi.ca is in the process of being updated. We invite all shareholders to revisit it in early 2005.

  The Company has accepted non-commission subscription agreements for 15 million private placement units at CAD 0.0675 per unit totaling CAD 1,012,500.00. Each unit will consist of one common share and one warrant exercisable at CAD 0.10 per share for a period of two years. All subscribers are controlled by the family of the Company's President. Closing of the transaction is subject to receipt of regulatory approval. The funds will be used for working capital and to pay debts.

  The Company wishes to announce that its majority owned subsidiary IHI International Holdings Ltd. may exercise its rights to cancel certain Interim Joint Venture Agreements and related licenses to use the IHI Building Technology effective December 31, 2004. The agreements involve a potential joint venture partner who has failed to satisfy its financial and other commitments to IHI International, have been in default for a considerable period of time, and relate to the Kingdom of Saudi Arabia and the Arabian Gulf countries.

  The Company's Q3 2004 financials have been filed.

PATENTS STATUS

IHI is pleased to announce that all patents issued and announced so far are in good standing. Current patents encompass IHI's earthquake, wind, fire and sound resistant pre-fabricated building panels, as well as structures made from these panels, held under license. IHI now has 72 patent claims fully issued in 163 countries and pending in another 17 countries, with respect to the building technology held by it under license. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents in 2005.

HOLIDAY GREETINGS

The Company would like to thank its clients, shareholders, partners, management, employees, consultants and friends for their continuous support and we wish each of them and their families a safe, happy holiday and a healthy and prosperous new year.

To view our company greeting card, please visit the link below:

http://www.ihi.ca/i/pdf/ihi-xmas2004.pdf

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:

Telephone: 604-733-5400

Fax: 604-734-8300

Email: mailto:info@ihi.ca

Media Contact:

Susan Hahn & Associates

Telephone: 212-986-6286

Fax: 212-949-7274

Email: SusanHahn@nyc.com

International Hi-Tech Industries Inc. is a company whose principal business is the development and commercialization of a new building system in Canada, and internationally through its subsidiary, IHI International Holdings Ltd. To date, IHI's system has attracted interest from more than 65 different countries worldwide.

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Date: December 22, 2004

/s/ Roger A. Rached

_____________________________
Roger A. Rached, President & CEO